

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Via E-mail
Graham Kelly
Chief Executive Officer
Novogen Limited
1-7 Waterloo Road, Level 1
North Ryde, New South Wales 2113
Australia

  Re: Novogen Limited
     Form 20-F for the Fiscal Year Ended June 30, 2012
     Filed October 29, 2012
     File No. 000-29962

Dear Dr. Kelly:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Joel Parker

              Joel Parker
              Accounting Branch Chief